Exhibit 21.1

SUBSIDIARIES

Subsidiary                             Jurisdiction of Organization

1	Inotiv Research Models, LLC	Indiana
2	BAS Evansville, Inc.	Indiana
3	Seventh Wave Laboratories, LLC	Indiana
4	BASi Gaithersburg, LLC	Indiana
5	Bronco Research Services, LLC	Indiana
6	Histion, LLC	Washington
7	Inotiv Boulder, LLC	Indiana
8	Integrated Laboratory Systems, LLC	North Carolina
9	Inotiv Nashville, LLC	Indiana
10	Envigo Global Services, Inc.	Pennsylvania
11	ERPP, Inc.	Delaware
12	Inotiv LAMS West, Inc.	Texas
13	Envigo RMS, LLC	Delaware
14	Envigo RMS S.A. de C.V.	Mexico
15	Envigo RMS GmbH	Germany
16	Envigo RMS S.L.	Spain
17	Envigo RMS S.A.R.L.	France
18	Envigo RMS, S.r.l.	Italy
19	Envigo Holdings Ltd.	England and Wales
20	Envigo RMS (UK) Ltd.	England and Wales
21	Envigo Bioproducts, Inc.	Indiana
22	Envigo RMS B.V., Inc.	Delaware
23	Envigo RMS BV	Netherlands
24	Envigo Research Private Limited	India
25	Envigo Holding I, Inc.	Delaware
26	Envigo New Holdco, LLC	Delaware